UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

Companhia Paulista de Força e Luz

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 33.050.196/0001-88

Company Registry (NIRE) 353.000.437-31

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”) and Companhia Paulista de Força e Luz (“CPFL Paulista”) hereby announces to its shareholders and the market that ANEEL’s Board of Directors approved yesterday CPFL Paulista’s Annual Tariff Adjustment - RTA of 2014. The new tariffs will remain in effect from April 08, 2014 to April 07, 2015.

The total adjustment was 17.18%, being 14.56% related to economic adjustment and 2.62% corresponding to financial components. The total average effect to be perceived by consumers is 17.23%. The variation of parcel A (Energy, Transmission and Sector Charges) was 17.40% with an impact on the adjustment of 12.84%. The variation of parcel B was 6.54% (IGPM of 7.30% deducted from the X Factor of 0.76%) with an impact on the adjustment of 1.71%.

The variation of Parcel A was impacted by an increase of 19.63% of the sector charges: Energy Development Account - CDE (65.53%) and System Service Charges - ESS (13.17%). Transmission charges grew by 7.74%, with an impact on the adjustment of 0.33%. The purchased energy increased by 17.80% with an impact of 10.98% in the RTA (mainly due to the increase in the U.S. dollar rate of Itaipu agreement and the Settlement Price of the Differences - PLD of thermal generation agreements).

The current adjustment was calculated considering the recalculated tariffs of the Periodic Tariff Review - RTP/2013, object of the Administrative Action brought by CPFL Paulista to fix the Regulatory Asset Base - RAB and market used in the calculation of tariffs. The impact of this recalculation was contemplated in this adjustment in the amount of R$ 13.4 million.

The following table summarizes the tariff adjustment approved by ANEEL:

DESCRIPTION	DRA		DRP		Variation	Tariff
	R$ Thousand	%	R$ Thousand	%	%	Impact
1. ANNUAL REVENUE - RA	6,154,250	100.00%	7,050,082	100.00%	14.56%	14.56%
2. PARCEL A - VPA	4,540,883	73.78%	5,331,219	75.62%	17.40%	12.84%
2.1. SECTOR CHARGES	480,155	7.80%	574,423	8.15%	19.63%	1.53%
2.2. TRANSMISSION CHARGES	264,521	4.30%	284,996	4.04%	7.74%	0.33%
2.3. PURCHASED ENERGY	3,796,206	61.68%	4,471,800	63.43%	17.80%	10.98%
3. PARCEL B - VPB	1,613,367	26.22%	1,718,863	24.38%	6.54%	1.71%
IVI = IGPM minus X Factor	6.54%
IGP - M	7.30%
X FATOR	0.76%
4. ECONOMIC TARIFF ADJUSTMENT INDEX						14.56%
5. FINANCIAL COMPONENTS			168,101			2.62%
6. TOTAL TARIFF ADJUSTMENT INDEX						17.18%
8. AVERAGE EFFECT ON CONSUMER BILLINGS						17.23%

The effect on the High Voltage consumers was 16.10% and on the Low Voltage consumers was 17.97%, being the total average effect of 17.23%, compared to tariffs in effect (RTP of 2013).

São Paulo, April 08, 2014.

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

Companhia Paulista de Força e Luz

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 8, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.